Exhibit 99.1

Itaú Corpbanca and Subsidiaries Interim Consolidated Financial Statements for the periods ended September 30, 2017 and 2016 and December 31, 2016.

Ch$	=	Figures expressed in Chilean pesos.

MCh$	=	Figures expressed in millions of Chilean pesos.

US$	=	Figures expressed in US dollars.

ThUS$	=	Figures expressed in thousands of US dollars.

MUS$	=	Figures expressed in millions of US dollars.

COP$	=	Figures expressed in Colombian pesos.

MCOP$	=	Figures expressed in millions of Colombian pesos.

UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and Subsidiaries
Interim Consolidated Statements of Financial Position as of September 30, 2017 and December 31, 2016
(In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries
Interim Consolidated Statements of Income
For the periods ended September 30, 2017 and 2016
(In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries
Interim Consolidated Statements of Other Comprehensive Income
For the periods ended September 30, 2017 and 2016
(In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries
Interim Statements of Changes in Equity
For the periods ended September 30, 2017 and 2016
(In millions of Chilean pesos—MCh$—except for the number of shares)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries
Interim Consolidated Statements of Cash Flows
 (In millions of Chilean pesos - MCh$)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries
Explanatory Notes to the Interim Consolidated Financial Statements
As of September 30, 2017 and 2016 and December 31, 2016

Note 1 - General Information and Summary of Significant Accounting Policies
General Information – Itaú Corpbanca and Subsidiaries

Itaú Corpbanca is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (hereinafter "SBIF"). It was formed on April 1, 2016, from the merger of Banco Itaú Chile and CorpBanca (the latter is the legal successor)1.

The current ownership structure is as follows: Itaú Unibanco (36.06%), CorpGroup and subsidiaries (30.65%) and minority shareholders (33.29%). Itaú Unibanco is the Bank's sole controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup signed a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid2. It has total consolidated assets of MCh$29,137,386 (MUS$45,588) and capital of MCh$3,452,076 (MUS$5,401). Itaú Corpbanca offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged bank is the fourth largest private bank in Chile, and a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia and Peru.

The legal domicile of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile and its website is www.itau.cl.

The Interim Consolidated Financial Statements of Itaú Corpbanca for the period ended September 30, 2017, were approved by the Board of Directors on October 24, 2017.

i) History of the Merged Banks

The figure below summarizes the main milestones in the history of the banks that gave rise to Itaú Corpbanca:

1 The business combination was a "reverse acquisition" as established in IFRS 3 Business Combinations, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.
2 None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

ii)  Itaú Corpbanca Today

As of August 31, 2017, according to the SBIF, Itaú Corpbanca was the fourth largest private bank in Chile in terms of loans, with a market share of 11.0%.

As of August 31, 2017, according to the Colombian Financial Superintendency (hereinafter "SFC"), Itaú Corpbanca Colombia was the sixth largest bank in that market in terms of total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 5.2%.

The Bank does business in the following domestic and foreign markets:

Summary of Significant Accounting Policies

a) Accounting Periods Covered

These Interim Consolidated Financial Statements cover the nine-month periods ended September 30, 2017 and 2016 and the year ended December 31, 2016.

b) Basis of Preparation of the Interim Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to International Accounting Standards and International Financial Reporting Standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to these Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, the Interim Consolidated Statements of Income, the Interim Consolidated Statements of Other Comprehensive Income, the Interim Statements of Changes in Equity and the Interim Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting, issued by the IASB.

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent Annual Consolidated Financial Statements, placing emphasis on the new activities, events and circumstances that have occurred during the nine-month period following the most recent period-end and not duplicating the information published previously in the most recent Consolidated Financial Statements.

As a result, these Interim Consolidated Financial Statements do not include all of the information required in the complete Consolidated Financial Statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual Consolidated Financial Statements for the immediately preceding period3.

c) Consolidation Criteria

These Interim Consolidated Financial Statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (controlled entities and subsidiaries) that are consolidated as of September 30, 2017 and 2016, and December 31, 2016, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from intercompany transactions are eliminated in preparing the Interim Consolidated Financial Statements.

The same accounting policies, presentation and calculation methods applied in preparing the financial statements of Itaú Corpbanca and subsidiaries (hereinafter the "Group") for the year ended December 31, 2016, were used in these Interim Consolidated Financial Statements, except for any possible amendments to the standards in letter j) below.

3 Information available at www.itau.cl/home/sobreitaúcorpBanca/EstadosFinancieros

For consolidation purposes, the financial statements of the New York entities have been converted to Chilean pesos at the exchange rate of Ch$639.14 per US$1 as of September 30, 2017 (Ch$669.81 per US$1 as of December 31, 2016 and Ch$658.20 per US$1 as of September 30, 2016). The Colombian subsidiaries have used the exchange rate of Ch$0.2176 per COP$1 as of September 30, 2017 (Ch$0.2231 per COP$1 as of December 31, 2016 and Ch$0.2282 per COP$1 as of September 30, 2016), in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 25%, 28%, 39% and 2% respectively, of the total assets, liabilities, income and expenses of consolidated operations as of September 30, 2017 (26%, 29%, 40% and 29% in December 2016 and 26%, 29%, 38% and 40% in September 2016).

d) Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Itaú Corpbanca will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor's involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor's returns.

Therefore, the Bank controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee's returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor's returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee's relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•	The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of other vote holders.
•	Potential voting rights held by the investor, other vote holders or other parties.
•	Rights from other contractual agreements.
•
Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The Interim Consolidated Financial Statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares Interim Consolidated Financial Statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Interim Consolidated Statement of Financial Position, within the equity item "non-controlling interest", separately from the equity of the Bank's owners. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity's voting rights and is valued using the equity method. According to the equity method, investments are initially recorded at cost and subsequently increased or decreased to reflect the Bank's share of the company's net profit or loss and other movements in the investee's equity. Any goodwill arising from the acquisition of a company is included in the investment's book value, net of accumulated impairment losses.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions. Such factors could determine the existence of significant influence over an entity, despite holding less than 20% of the voting rights.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at cost and adjusted for impairment when necessary.

123456

4 Companies regulated by the Chilean Superintendency of Securities and Insurance (hereinafter "SVS").
5 Companies regulated by the SBIF.
6 Companies regulated by the SFC, which has a supervision agreement with the SBIF.
7 Company regulated by the Superintendency of Banks of Panama.
8 Company regulated by the Superintendency of the Securities Market of Panama.
9 On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The entity's new name is Itaú Corpbanca Corredores de Bolsa S.A.

Asset Management, Trust Business and Other Related Businesses

The Bank and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

In accordance with IFRS 10 Consolidated Financial Statements, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent10 or Principal. This evaluation must take into account the following elements:

•	Scope of its decision-making authority over the investee.
•	Rights held by other parties.
•	Remuneration it is entitled to in accordance with the remuneration agreement.
•	Decision-maker's exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. Itaú Corpbanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by Itaú Chile Administradora General de Fondos S.A., CorpBanca Administradora General de Fondos S.A., Itaú Securities Services Colombia S.A Sociedad Fiduciaria and Itaú Asset Management Colombia S.A Sociedad Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these operations when they exercise their decision-making authority. Therefore, as of September 30, 2017 and 2016, and December 31, 2016, they act as agents and, therefore, none of these investment vehicles are consolidated.

e) Non-Controlling Interest

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Interim Consolidated Statements of Other Comprehensive Income and within equity in the Interim Consolidated Statement of Financial Position, separately from equity attributable to the Bank's owners.

f) Use of Estimates and Judgment

In preparing these Interim Consolidated Financial Statements, the Company's management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period-end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. When market prices in active markets are available, they have been used as a valuation.

When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

10 According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly evaluated, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as "credit risk provisions" in the Interim Consolidated Statement of Income.

Loans are written off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 "Impaired or Written-Off Loans." Credit risk provisions are reduced to record write-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Consolidated Financial Statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 12, 13 and 29).
•	Valuation of goodwill (Notes 12 and 29).
•	Credit risk provisions (Notes 8, 9 and 26).
•	Fair value of financial assets and liabilities (Note 31).
•	Contingencies and commitments (Note 20).
•	Impairment losses for certain assets (Notes 8, 9, 12, 13, 26 and 29).
•	Current and deferred taxes (Note 14)
•	Consolidation perimeter and evaluation of control (Note 1, letter d).

During the nine-month period ended September 30, 2017, there have been no significant changes in the estimates made as of year-end 2016 that differ from those included in these Interim Consolidated Financial Statements.

g) Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 Interim Financial Reporting, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

h) Seasonal or Cyclical Nature of Interim Transactions

The activities carried out by the Bank and its subsidiaries are not seasonal or cyclical in nature. As a result, no specific disclosures have been included in the notes to the Interim Consolidated Financial Statements as of September 30, 2017.

i) Uniformity

The accounting policies used in preparing these Interim Consolidate Financial Statements are materially consistent with the audited annual financial statements as of December 31, 2016, except for the adoption of any amended standards (see j) below).

j) New Accounting Pronouncements

•	SBIF Rulings

As of the date of issuance of these Interim Consolidated Financial Statements, the following new accounting or related pronouncements have been issued by the SBIF:

Ruling No. 3,615 of December 12, 2016. Compendium of Accounting Standards. Chapter C-2. Review opinion on interim financial information.

In order to enhance the transparency of financial information provided by banks, starting in 2017 a review of interim financial information must be performed on financial statements as of June 30 and a review opinion issued by the entity's external auditors in accordance with Chilean Generally Accepted Auditing Standards (NAGA No. 63, Section AU 930; or the international equivalent; SAS No. 122, Section AU-C 930).

The Bank's management analyzed these amendments in detail and applied the provisions of Chapter C-2 and those described in the preceding paragraph, which are in accordance with IAS 34, in the Interim Consolidated Financial Statements as of June 30, 2017, and the future Interim Consolidated Financial Statements as of the end of June of each year.

Ruling No. 3,617 of January 31, 2017. Updated Compilation of Standards. Chapter 9-2. Transactions with Mortgage Bonds. Modifies instructions.
In order to facilitate the formation of the mortgage loan portfolio backing the issuance of these bonds, the period from which such loans are eligible for registration in the special registry was adjusted.

The Bank's management analyzed these amendments in detail and concluded that they have not significantly impacted the Interim Consolidated Financial Statements for the period.

Ruling No. 3,621 of March 15, 2017, Compendium of Accounting Standards. Chapters B-1 and C-3.
In order to allow banks to recognize, for provision calculating purposes, the guarantees granted as part of the Chilean Guarantee Fund for School Infrastructure (Fondo de Garantía de Infraestructura Escolar) addressed in transitory article 11 of Law No. 20.845, the SBIF has deemed it appropriate to supplement the instructions on the subject contained in Chapter B-1 of the Compendium of Accounting Standards and to add the relevant code "1302.1.50 Credits for school infrastructure Law No. 20.845.". In addition, the SBIF issues circular letter 01/2017 regarding the Information System Manual, in order to add a code to identify this type of loan and amends the instructions in file C11 to match the references to such fund.

The Bank's management analyzed these amendments in detail and concluded that they have not significantly impacted the Interim Consolidated Financial Statements for the period.

•	Accounting Standards Introduced by the IASB.

•	The following new standards and interpretations have been adopted in these Consolidated Financial Statements.

•	Amendments and Improvements

Amendment to IAS 7 Cash Flow Statement – Published in February 2016. The amendment introduces additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank's management evaluated the impact of adopting this amendment on its Interim Consolidated Financial Statements and concluded that, to the extent necessary, it will disclose a reconciliation of the opening and closing balances in the Interim Statement of Financial Position for liabilities derived from financing activities in the Interim Consolidated Statement of Cash Flows. Currently, the Bank has liabilities for which cash flows are classified as financing activities in the Interim Consolidated Statement of Cash Flows, which consist mainly of debt instruments issued and equity movements. For debt instruments (bonds) issued, placements and redemptions, which are the main items in the movement disclosure required by the amendment, are detailed in the Interim Consolidated Statement of Cash Flows, while equity items are detailed in the Interim Statement of Changes in Equity and in Note 21 "Equity" in these Interim Consolidated Financial Statements.

Amendment to IAS 12 Income Taxes – Published in January 2016. The amendment clarifies the following regarding how to account for deferred tax assets relating to debt instruments measured at fair value.

•
Losses on debt instruments measured at fair value and at cost for tax purposes give rise to a deductible temporary difference, regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank's management evaluated the impact of adopting this amendment in its Interim Consolidated Financial Statements and concluded that there was no impact since deferred taxes arising from unrealized losses are determined on the basis of their ability to be credited against tax concepts.

Amendment to IFRS 12 Disclosures of Interests in Other Entities – Published in December 2016. The amendment clarifies the scope of this standard. These amendments must be applied retroactively to annual periods beginning on or after January 1, 2017.

The Bank's management evaluated the impact of these amendments in detail and concluded that the disclosures under IFRS 12 that are applicable to IFRS 5 have no impact on its Interim Consolidated Financial Statements.

•	The following new standards and interpretations have been issued but are not yet in effect as of September 30, 2017:

•	Standards and Interpretations

IFRS 9 Financial Instruments - Published in July 2014. The IASB published the complete version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the incurred loss impairment model used currently. It also includes the final hedging part of IFRS 9 that was issued in
 November 2013. Early adoption is permitted.

IFRS 9 is effective for all annual periods beginning on or after January 1, 2018.

The Bank's management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be adopted early and, moreover, may not be applied until the SBIF makes use mandatory for all banks.

Notwithstanding, Itaú Corpbanca is in the process of implementing IFRS 9 and evaluating the possible impacts of its adoption, which will conclude on the date the standard takes effect. This is being done to comply with the new standards for preparing and filing Form 20-F with the Securities and Exchange Commission (SEC) since the Bank is listed on the New York Stock Exchange. Adopting the concept of expected loss as opposed to incurred loss should cause an increase in the allowance for doubtful accounts as a result of the anticipated recognition of losses. The finance, risk, technology and administration areas are involved in the implementation process.

IFRS 15 Revenue from Contracts with Customers – Published in May 2014. This standard establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue-Barter Transactions Involving Advertising Services. Early adoption is allowed.

IFRS 15 is effective for all annual periods beginning on or after January 1, 2018.

The Bank's management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which provided the Bank with guidance material to define and identify its initial status on this matter. However, the results of this evaluation cannot be determined until the details have been finalized.

IFRS 16 Leases - Published in January 2016. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases from the point of view of the lessee and the lessor. IFRS 16 replaces the current IAS 17 and introduces a unique model of accounting that requires lessees to recognize assets and liabilities from all lease contracts with a term of more than 12 months unless the underlying asset is undervalued. The objective is to ensure lessees and lessors provide relevant information in a way that faithfully depicts transactions.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.

The Bank's management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which has made available material to define and identify the Bank's initial status on this matter.

IFRIC 22 Foreign Currency Transactions and Advance Considerations – Published in December 2016. This interpretation applies to a foreign currency transaction (or a portion of one) when an entity recognizes a non-financial asset or non-financial liability that arises from paying or receiving consideration in advance before the entity recognizes the related asset, expense or revenue (or the corresponding portion). The interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

Application is mandatory for annual periods beginning on or after January 1, 2018.

The Bank's management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions, the procedure in Chapter D-3 Recognition of Foreign Currency Transactions of the Compendium of Accounting Standards must be applied by the industry to record this type of transaction. That procedure does not vary significantly from IFRIC 22.

IFRIC 23 Uncertainty over Income Tax Treatments – Published in June 2017, aims to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. The interpretation addresses how to reflect uncertainty in accounting for income taxes and is applicable to the determination of tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12.

An entity must apply this interpretation for annual periods beginning on or after January 1, 2019. Early adoption is permitted and must be disclosed.

The Bank's management is still in the process of evaluating the potential impact of these amendments / new pronouncements on its Interim Consolidated Financial Statements.

•	Amendments and Improvements

Amendment to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank's management analyzed these amendments in detail and concluded that they do not apply since the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IFRS 15 Revenue from Contracts with Customers – Published in April 2016. The amendment introduces clarifications of the guidance on identifying performance obligations in contracts with customers, accounting for licenses of intellectual property (IP) and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance, as well as additional practical expedients related to transition to the new revenue standard.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank's management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which provided the Bank with guidance material to define and identify its initial status on this matter. However, the results of this evaluation cannot be determined until the details have been finalized.

Amendment to IFRS 2 Share-Based Payments - Published in June 2016. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee's tax obligation associated with a share-based payment.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank's management evaluated the potential impact of these amendments / new pronouncements on the Bank's Interim Consolidated Financial Statements and concluded that there are no relevant impacts.

Annual Improvements Cycle 2014-2016. The document covers the following standards:

•
Amendment to IFRS 1 First-time Adoption of IFRS - Published in December 2016, is related to the suspension of short-term exemptions covering transition provisions of IFRS 7, IAS 19 and IFRS 10. The Bank's management analyzed these amendments in detail and concluded that they do not apply since the Bank will not be a first-time adopter to IFRS during the year the amendment becomes effective.

•
Amendment to IAS 28 Investments in Associates and Joint Ventures -  Published in December 2016, in relation to the fair value measurement of the associate or joint venture. The Bank's management analyzed these amendments in detail and concluded that they do not apply since neither the Bank nor its subsidiaries have joint ventures.

The amendments are effective for annual periods beginning on or after January 1, 2018.

Note 2 - Financial Statement Presentation, Business Combination and Accounting Changes

1.	Financial Statement Presentation due to Business Combination

i.
The fair values presented as of September 30, 2016, in the Interim Consolidated Financial Statements in the column "Provisional" in the table below, were calculated on a provisional basis determined by skilled professionals that were independent from Itaú Corpbanca and subsidiaries (the Group) and its external auditors, as well as independent from one another. In accordance with IFRS 3 "Business Combinations", the initial accounting of these transactions was incomplete as of the end of the accounting period in which it occurred, which was reported in those Interim Consolidated Financial Statements.

ii.
The fair value of the net assets and their respective deferred taxes as of that date were determined on a provisional basis and the final independent valuation was left pending (situation concluded in the Audited Consolidated Financial Statements as of December 31, 2016).

iii.
During the measurement period, the Group will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date, (2) as detailed in the table below. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above (situation concluded in the Audited Consolidated Financial Statements as of December 31, 2016).

iv.
The current financial statements incorporate retroactive changes in the Interim Statement of Changes in Equity as of September 2016 (letter a) determined based on adjustments in the final version of the business combination (letter b), with no changes to the Interim Consolidated Statements of Cash Flows (letter c).

v.	Accordingly, the fair value of the Group's identifiable assets and liabilities as of the date of acquisition (April 1, 2016) was as follows:

2.	Changes in Accounting Policies and Disclosures

During the period ended September 30, 2017, no significant accounting changes have occurred that affect the presentation of these Interim Consolidated Financial Statements.

Note 3 - Material Events

As of September 30, 2017, the following material events affecting the operations of the Bank and its Subsidiaries or the Interim Consolidated Financial Statements have occurred:

ITAU CORPBANCA

a.	Distribution of Dividends

On March 13, 2017, the Board agreed to propose to the Bank's shareholders at the Annual General Meeting to be held on March 27, 2017, the distribution of 30% of profit for the year 2016, or MCh$618, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.001205475 per share.

At the Annual General Meeting of the shareholders of Itaú Corpbanca, held on March 27, 2017, the shareholders approved the following:

1.- To distribute 30% of profit for the year 2016, or MCh$618, as a dividend to shareholders, resulting in a dividend of Ch$0.001205475 per share entitled to dividends.

2.- To approve the final appointment of the following directors: Messrs. Pedro Samhan Escándar, Eduardo Mazzilli de Vassimon and Andrés Bucher Cepeda, who shall hold office until the next Annual General Meeting, at which time all Board members must be renewed. Mr. Pedro Samhan Escándar was appointed as an independent director, in accordance with article 50 bis of the Corporations Law.

b.	Modifications to the Board

On February 23, 2017, the Board of Itaú Corpbanca was notified of and accepted the resignation of the director Nicolás Abovic Wiegand. On that same date, the Board of Itaú Corpbanca appointed Mr. Andrés Bucher Cepeda to replace him. Mr. Cepeda shall hold office until the next Annual General Meeting, at which time shareholders shall ratify his appointment.

c.	Amendments to Transaction Agreement

On January 20, 2017, Itaú Unibanco Holding S.A. ("Itaú Unibanco"), Itaú Corpbanca, Corp Group Interhold S.P.A. ("Interhold") and Inversiones Gasa Limitada ("GASA", collectively with Interhold, "CorpGroup"), have agreed to amend the Transaction Agreement signed on January 29, 2014 and amended on September 2, 2015 (the "Transaction Agreement"), by virtue of which they agreed to the strategic partnership of the operations in Chile and Colombia of Corpbanca and Banco Itaú Chile through the merger of Corpbanca and Banco Itaú Chile, approved at their respective Extraordinary Shareholders' Meetings.

The amendments refer to:

1.
Acquisition by Itaú Colombia, specifically the parties' obligation to materialize the acquisition of the assets and liabilities of Itaú Colombia by Banco Corpbanca Colombia in accordance with the terms and conditions agreed between Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 ("Acquisition in Colombia"). This acquisition in Colombia shall take place as soon as feasible and once approved by the SFC.

2.
Acquisition of shares of Banco Corpbanca Colombia, specifically the purchase by Itaú Corpbanca of all shares of Banco Corpbanca Colombia owned by CorpGroup. Shareholders agreed to postpone the transaction until January 28, 2022.

3.
Banco Corpbanca Colombia (i) is registered as a public company in the National Registry of Securities and Issuers of the SFC and, (ii) its shares are listed on the Colombian Stock Exchange ("BVC"). Once this has occurred, CorpGroup shall be allowed to sell all or part of its shares in Banco Corpbanca Colombia on the BVC, subject to a right of first refusal granted to Itaú Corpbanca. The shares that CorpGroup sells on the BVC shall be deducted from the shares that Itaú Corpbanca must purchase from CorpGroup on January 28, 2022.

d.	Transfer of Ownership SMU Corp S.A.

On January 30, 2017, Itaú Corpbanca transferred all of its shares in SMU Corp S.A., equivalent to 51%. As a result, that company is no longer a subsidiary of the Bank. The shares were acquired by Inversiones Monserrat S.A.

e.	Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court ("the State Court Lawsuit") and a Request for Arbitration before the ICC International Arbitration Court (the "Arbitration"), against Itaú Corpbanca, alleging certain breaches of contract.

These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 ("SHA") and (ii) the Transaction Agreement ("TA") dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the "Acquisition of the Shares under the TA") on or before January 29, 2017.

In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022.
On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures.

Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

f.	Recovery of Fine for Exceeding Credit Margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 (see Note 20 Contingencies, Commitments and Responsibilities) for violations of credit margins established in articles 84-1 and 85 of the General Banking Law ("GBL") related to Chapter 12-3 of the SBIF's Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of CorpBanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed the complaint filed by the SBIF against the aforementioned final ruling issued by the Santiago Court of Appeals by which the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring them unlawful.

As informed previously, the fines were expensed in 2015. In light of this Supreme Court ruling, the expense and other related financial effects from the fines were reversed (See Note 20).

g.	SBIF Ruling
Through a ruling dated June 30, 2017, served on Itaú Corpbanca (the "Bank") on July 17, 2017, the Superintendency of Banks and Financial Institutions ("SBIF") ruled, among other matters, to  continue administrative proceedings against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A. These same transactions were the basis for the fines rendered null and void by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion for reconsideration against that ruling as it considers it unlawful because, among other reasons, there is no administrative proceeding underway by the SBIF against the Bank that can be continued, as stated by the aforementioned ruling and judgment from the Supreme Court, which dismissed the complaint filed by the SBIF against it.  Via a ruling dated July 24, 2017, the SBIF dismissed the aforementioned motion for reconsideration, claiming that the proceeding is in the investigation stage and the Bank is not formally party to any administrative proceeding.

On October 23, 2017, the Bank received notice from the SBIF-appointed investigator that the SBIF was filing charges against Itaú Corpbanca for the same transactions referenced above. The Bank has 20 business days to present its defense, notwithstanding other resources permitted by law.
h.	Increase in Shareholding of Itaú Unibanco Holding S.A.
On September 15, 2017, Itaú Unibanco Holding S.A. acquired 1,800,000 shares of Itaú Corpbanca. As a result of this acquisition, its interest in Itaú Unibanco has increased from 35.71% to 36.06%, with no modifications to corporate governance within Itaú Corpbanca.
The shares of the Bank were acquired by purchasing 100% of the shares of CGB III SpA, which currently holds the shares of the Bank.
ITAU CORPBANCA CORREDORA DE BOLSA S.A.

a.	Merger of Subsidiaries

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Merger Date Postponed

At an Extraordinary Board Meeting held January 25, 2017, the Board agreed to render null and void the merger agreement (with Itaú Chile Administradora General de Fondos S.A.) and the amended bylaws agreed upon on September 30, 2016, at an Extraordinary Shareholders' Meeting. They also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations.

b.	Merger Approved

At an Extraordinary Shareholders' Meeting held on June 30, 2017, the shareholders agreed to approve the related party transaction by which the company would merge Itaú Chile Administradora General de Fondos S.A., and they approved the merger of the subsidiaries of Itaú Corpbanca, Corpbanca  Administradora General de Fondos S.A.—absorbed company—and Itaú Chile Administradora General de Fondos S.A.—absorbing company—by which the latter would incorporate the former.

ITAU CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Merger Date Postponed

At an Extraordinary Shareholders' Meeting held on January 25, 2017, the shareholders agreed to render null and void the merger agreement (with Corpbanca Administradora General de Fondos S.A.) and the amended bylaws agreed upon on September 30, 2016. The shareholders also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations.

b.	Merger Approved

At an Extraordinary Shareholders' Meeting held on June 30, 2017, the shareholders agreed to approve the related party transaction by which the company would merge with Corpbanca Administradora General de Fondos S.A., and they approved the merger of the subsidiaries of Itaú Corpbanca, Corpbanca  Administradora General de Fondos S.A.—absorbed company—and Itaú Chile Administradora General de Fondos S.A.—absorbing company—by which the latter would incorporate the former.

ITAU CHILE CORREDORA DE SEGUROS LIMITADA

a.	Merger Approved by SBIF

On June 30, 2017, the SBIF authorized the merger of Itaú Chile Corredora de Seguros Limitada and Corpbanca Corredores de Seguros S.A.

b.	Merger Approved

On June 30, 2017, the partners of Itaú Chile Corredora de Seguros Limitada approved the company's merger with Corpbanca Corredores de Seguros S.A., by which the latter would incorporate the former. The merger must comply with certain conditions and deadlines established in the partner agreement.

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Merger Approved by SBIF

On June 30, 2017, the SBIF authorized the merger of Itaú Chile Corredora de Seguros Limitada and Corpbanca Corredores de Seguros S.A.

b.	Merger Approved

On June 30, 2017, the shareholders of Corpbanca Corredores de Seguros S.A., approved the company's merger with Itaú Chile Corredora de Seguros Limitada, by which the latter would incorporate the former. The merger must comply with certain conditions and deadlines established in the agreement.

BANCO ITAÚ CORPBANCA COLOMBIA

a.	Profit Distribution

At the Annual General Meeting in March 2017, the shareholders agreed to record the losses for the year 2016 of MCh$150,926 in the 2017 financial statements as prior year losses.

b.	Bylaw Amendments

At the Annual General Meeting held on March 28, 2017, the shareholders agreed to change the Bank's corporate name to Itaú Corpbanca Colombia S.A., and permit the use of Itaú or Banco CorpBanca or Corpbanca.

The bylaw amendment to modify the name of the following subsidiaries was also registered in the mercantile registry:

c.	Assignment of Assets from Itaú BBA Colombia S.A. to Banco Itaú Corpbanca Colombia S.A.

As established in the agreement to assign assets, liabilities and contracts signed on June 1, 2017, between Itaú Corpbanca Colombia S.A., as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor, the procedure of notifying the contracting parties of the assignment was completed on June 16, 2017. In the transaction, Banco Itaú Corpbanca Colombia S.A. paid MCh$33,205 to Itaú BBA Colombia S.A. Corporación Financiera.

Note 4 - Operating Segments

Segment reporting is determined by the Bank on the basis of its operating segments (Chile11 and Colombia), which are differentiated mainly by the risks and returns that affect them12.

Reporting segments and the criteria used for reporting to the Bank's chief operating decision maker are in accordance with IFRS 8 Operating Segments.

a.	Segments

Accordingly, each operating segment is described below:

i)	Chile

The Bank's commercial activities in Chile take place mainly in the domestic market. It has strategically aligned its operations into the following four commercial areas that are related directly to its customers' needs and the Bank's strategy. 1) Commercial Banking (a) Corporate; Real Estate and Construction and (b) Large Companies; 2) Retail Banking (a) Personal Banking, (b) Small Business, (c) Retail Companies and (d) Banco Condell Consumer Banking Division; 3) International and Treasury Division; and 4) Other Financial Services.

The Bank manages these commercial areas using a reporting system for internal profitability. The operating results for each segment are reviewed regularly by the entity's highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance.

No single customer is solely responsible for 10% or more of the Bank's total revenue during the periods ended September 30, 2017 and 2016.

Each commercial area in Chile is described as follows:

Commercial Banking

•
The Corporate Banking Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$100 million, including international business and the representation office in Spain. The Real Estate and Construction Division works with companies within these industries that operate in both Santiago and other areas of Chile.

•
The Large Companies Division includes a wide range of financial products and services for companies with annual sales of between US$8 and US$100 million. The leasing and factoring departments have been included in this segment.

11 Including CorpBanca New York Branch.
12 The segments presented here correspond to the segments used by the merged bank.

Retail Banking

•
This division (individuals and legal entities with sales under US$8 million) serve medium- to high-income customers, offering current accounts, consumer loans, credit cards, mortgage loans and commercial products.

•	The Consumer Banking Division (Condell) offers consumer loans to individuals with monthly income between ThCh$200 and ThCh$500.

International and Treasury Division

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Other Financial Services

•	These are services provided by our Subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

The integration process following the business combination between Banco Itaú Chile and Banco Corpbanca is still underway. Therefore, as of September 30, 2017, no financial information was available to measure the performance of these areas.

ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity's highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank's strategy, grouped as follows: Commercial Banking and Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

•	attributed to the entity's country of domicile and
•	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. In line with this, the Group operates in two main geographic areas: Chile13 and Colombia14. Information on interest and indexation income by geographical area for the periods ended September 30, 2017 and 2016, is detailed as follows:

13 This segment includes the operations of Itaú Corpbanca New York Branch.
14 This segment includes the operations of Itaú (Panamá) S.A. and Itaú Casa de Valores S.A.

c.	Information on Assets, Liabilities and Results

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

c.1 Assets and Liabilities:

(*) This includes goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MCh$1,182,34215 as of September 30, 2017 (MCh$1,188,447 as of December 31, 2016).

15 For impairment testing purposes, goodwill acquired in a business combination shall be distributed as of the acquisition date among each of the cash generating units (CGUs) or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units or groups of units. In the Bank's case, this is mainly: Chile and Colombia, primarily allocated by CGU as follows: Chile MCh$940,785 and Colombia MCh$241,557.

c.2. Income and Expenses:

Note 5 - Cash and Cash Equivalents

a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents16:

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.
(2)
This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item "Repurchase Agreements and Securities Borrowing" in the Statement of Financial Position.

Items (1) and (2) are detailed as follows:

b.	Transactions Pending Settlement

Transactions pending settlement consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end:

16 Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in foreign deposits) are in response to monthly average matching regulations that the Bank must meet.

Note 6 - Trading Securities

Trading securities are detailed as follows:

(*) As of September 30, 2017, trading securities totaled MCh$20,431 (MCh$29,472 as of December 31, 2016), maturing in less than three months from the date of acquisition (See Note 5).

Note 7 - Operations with Repurchase Agreements and Securities Borrowing/Lending

a.
The Bank purchases financial instruments under agreements to resell them at a future date. As of September 30, 2017 and December 31, 2016, instruments acquired with sellback agreements are detailed as follows:

b.	As of September 30, 2017 and December 31, 2016, instruments sold with buyback agreements are detailed as follows:

Note 8 - Loans and Advances to Banks

As of September 30, 2017 and December 31, 2016, loans and advances to banks are detailed as follows:

(*) These are deposits that do not qualify as time deposits.

Movements in provisions and impairment for loans with domestic and foreign banks during the first nine months of 2017 and the full year in 2016, are detailed as follows:

Note 9 - Loans to Customers

a.  Loans to Customers

As of September 30, 2017 and December 31, 2016, the loan portfolio is detailed as follows:

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

Impaired Portfolio:

This includes individual debtors in the Default Portfolio (C1 to C6) and the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

The Bank finances its customers' purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item.

b.	Provisions

Movements in provisions during the first nine months of 2017 and the full year in 2016, are detailed as follows:

c.	Sale of Portfolio

As of September 30, 2017 and 2016, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not customarily exceed 5% of before-tax profit for the period. The result is included in net financial operating income in the Interim Consolidated Statement of Income for the Period.

Note 10 - Investment Securities

a.	As of September 30, 2017 and December 31, 2016, the Bank records the following instruments as available for sale and held to maturity:

(*) As of September 30, 2017, available-for-sale instruments totaled MCh$74,735 (MCh$351,537 as of December 31, 2016), maturing in less than three months from the date of acquisition. (See Note 5)

Note 11 - Investments in Other Companies

The Bank's investments in other companies as of September 30, 2017 and December 31, 2016 are detailed as follows:

 (*) This corresponds to investments in other companies made by the Colombian subsidiaries.
 (i) Variation corresponds to the acquisition of shares in 2017.
(ii) Increase in value because of demutualization process carried out by Santiago Exchange; the subsidiary Itaú Corpbanca Corredores de Bolsa S.A., received 1,000,000 shares in exchange for each share held on April 20, 2017. As of that date, the subsidiary owned two shares.
(iii) Variation corresponds to the sale of the Bank's interest in Fogacol.

For the periods ended September 30, 2017 and 2016, the Bank received dividends from the following companies:

Movements in these investments for the periods ended September 30, 2017 and December 31, 2016, are detailed as follows:

Note 12 - Intangible Assets

a.	As of September 30, 2017 and December 31, 2016, this account is detailed as follows:

As of September 30, 2017

As of December 31, 2016

b.	Movements of gross intangible assets for the periods ended September 30, 2017 and December 31, 2016, are detailed as follows:

c.	Movements of accumulated amortization of intangible assets for the periods ended September 30, 2017 and December 31, 2016, are detailed as follows:

d.	Impairment

At each reporting date, Itaú Corpbanca will evaluate whether there is any indication of impairment of any asset (including goodwill). Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount. (See Note 29).

e.	Restrictions

As of September 30, 2017 and 2016 and December 31, 2016, Itaú-Corpbanca and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Note 13 - Property, Plant and Equipment

a.	As of September 30, 2017 and December 31, 2016, this account is detailed as follows:

As of September 30, 2017

As of December 31, 2016

(*) As of September 30, 2017, the Bank's property, plant and equipment includes assets (mainly land and buildings) that it owns and intends to realize or sell, but that still provide services to the entity. The value of these assets is MCh$12,910.

The useful life presented in the following tables is the residual useful life of the Bank's property, plant and equipment. The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

b.	Movements of gross property, plant and equipment for the periods ended September 30, 2017 and December 31, 2016, are detailed as follows:

c.	Movements of accumulated depreciation of property, plant and equipment for the periods ended September 30, 2017 and December 31, 2016, are detailed as follows:

d.
As of September 30, 2017 and December 31, 2016, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Note 14 - Current and Deferred Income Taxes

a.	Current Taxes

As of each year end, the Bank has established a corporate income tax provision, determined in accordance with current tax laws. The provision is recorded in assets net of recoverable taxes of MCh$234,136 as of September 30, 2017, (MCh$162,410 in December 2016), detailed as follows:

a.1. Current Taxes

a.2 Current Taxes by Geographic Area

(*) Corresponds to the subsidiary located in New York.

b.	Income Tax Expense

The Bank's tax expense recorded for the periods ended September 30, 2017 and 2016, is detailed as follows:

c.	Reconciliation of Effective Tax Rate

The following table reconciles the income tax rate to the effective rate applied to determine the Bank's income tax expense for the periods ended September 30, 2017 and 2016.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

(*) This line contains the effects of the variation in the observed dollar that affects the valuation of the tax investment of companies in Colombia and the New York branch and price-level restatement of tax equity.
(**) This line reflects the differences in tax rates in other jurisdictions, based on the Bank's consolidated results.

d.	Tax Effect on Other Comprehensive Income

The effects of deferred taxes on the Bank's consolidated other comprehensive income are detailed as follows:

d.1 Tax effect on consolidated other comprehensive income that will be reclassified to profit in subsequent periods:

d.2 Consolidated other comprehensive income that will not be reclassified to profit in subsequent years:

e.	Effect of Deferred Taxes

The effects of deferred taxes by geographic area are detailed as follows:

e.1 Deferred Taxes

The effects of deferred taxes on asset and liability accounts are detailed as follows:

e.2 Deferred Taxes by Geographic Area

The effects of deferred tax assets and liabilities assigned as a result of temporary differences are detailed by geographic area as follows.

Note 15 - Other Assets

a.  As of September 30, 2017 and December 31, 2016, this account is detailed as follows:

(1) Leases prepaid to SMU S.A. for ATM space. (See Note 30, letter b).
(2) This includes rights and accounts that fall outside the Bank's line of business such as tax credits, cash guarantee deposits and other balances pending collections.
(3) It incorporates payments made for different services that will be received that have not yet been accrued.
(4) IT projects and other projects in progress.
(5) Property, plant and equipment to be given under finance lease.
(6) Corresponds to assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank's regulatory capital. These assets currently represent 1.1% (0.9% as of December 31, 2016) of the Bank's regulatory capital. Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be written off. Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.
(7) Guarantees for financial transactions.
(8) Corresponds to the fair value of the assets of SMUCorp and the elimination upon consolidation.

b.	Movements in the provision for assets received or awarded in lieu of payment for the periods ended September 30, 2017 and December 31, 2016, are detailed as follows:

Note 16 - Demand and Time Deposits and Other Obligations

a.	As of September 30, 2017 and December 31, 2016, demand deposits and other obligations are detailed as follows:

b.	As of September 30, 2017 and December 31, 2016, time deposits and other borrowings are detailed as follows:

Note 17 - Borrowings from Financial Institutions

a.  As of September 30, 2017 and December 31, 2016, borrowings from financial institutions are detailed as follows:

b.	Borrowings from Financial Institutions by Maturity:

Note 18 - Debt Instruments Issued and Other Financial Liabilities

As of September 30, 2017 and December 31, 2016, this account is detailed as follows:

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term:

The following tables provide further detail on each debt instrument:

a.	Letters of Credit

b.	Senior Bonds

Senior bond maturities are detailed as follows:

c.	Subordinated Bonds

Subordinated bond maturities are detailed as follows:

d.	Other Financial Liabilities

As of September 30, 2017 and December 31, 2016, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

Note 19 - Other Liabilities

As of September 30, 2017 and December 31, 2016, this account is detailed as follows:

(1)
This consists of obligations that fall outside the Bank's line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	Guarantees for financial transactions.
(3)	Corresponds to the fair value of the assets of SMUCorp and the elimination upon consolidation.

Note 20 - Contingencies, Commitments and Responsibilities

This section discloses information on contingencies of significant loss, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the Bank and/or its Subsidiaries.

a.	Lawsuits and Legal Proceedings

•
As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its normal operations. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank's Legal Services Divisions involved in the suits, present no risk of significant loss. Nevertheless, for the periods ended September 30, 2017 and December 31, 2016, it has recorded provisions of MCh$9,703 and MCh$31,487, respectively, related mainly to the recovery of an SBIF fine of MCh$21,765[17]  recorded as "Provisions released" in the Consolidated Statement of Financial Position and detailed as follows:

•
On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court ("the State Court Lawsuit") and a Request for Arbitration before the ICC International Arbitration Court (the "Arbitration"), against Itaú Corpbanca, alleging certain breaches of contract. These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 ("SHA") and (ii) the Transaction Agreement ("TA") dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the "Acquisition of the Shares under the TA") on or before January 29, 2017. In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures. Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017.

Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

•
Other legal actions have been filed against the Bank involving its normal operations. The Bank's maximum exposure for these lawsuits amounts to approximately MCh$28,605 as of September 30, 2017 (MCh$24,000 as of December 31, 2016). However, in management's opinion, based on reports from the Legal Division as of September 30, 2017 and year-end 2016, it is not very likely that these lawsuits result in significant losses not foreseen by the Bank in these financial statements.

17 The amount released is included in Other operating income in the Statement of Income and represents 49.78% of that balance. See Note 3, Itaú Corpbanca, SBIF Ruling for more information on this matter.

b.	Contingent Loans and Provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to provide loans and the amount of credit risk provisions established:

c.	Responsibilities

The Bank and its subsidiaries are liable for the following as a result of their normal course of business:

d.	Guarantees, Contingencies and Other

Itaú Corpbanca Colombia S.A.

•
The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. Of the 160 outstanding civil and administrative proceedings, 93 are related to banking operations and 67 to ownership of leased assets. In aggregate, the lawsuits are seeking MCh$14,099. The likelihood of loss is considered potential in 4 cases, remote in 142 cases and probable in 14 cases. Based on this evaluation, the Bank has recorded a provision of MCh$977. The Bank has provisioned MCh$975 for labor proceedings. In aggregate, these lawsuits are seeking MCh$2,154. Of the 149 cases, the likelihood of loss is considered probable in 57 cases and remote in 92 cases.

Corpbanca Corredora de Seguros S.A.

•
In order to comply with Article 58, letter d) of DFL 251 of 1930, which states, "Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house", the company has renewed the following (civil liability and guarantee) policies:

Itaú Chile Corredora de Seguros Limitada.

•
As established in Article 58, letter D of DFL 251 and SVS Ruling No. 1,160, the company has taken out liability and guarantee policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

CorpBanca Administradora General de Fondos S.A.

•
On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took out a performance bond issued by Banco Santander Chile, payable on demand, for MCh$399, equivalent to UF 15,000, in favor of Corporación de Fomento de la Producción to guarantee faithful performance of an agreement to manage CORFO portfolios, committees and Funds and payment of employment and social security obligations to employees of the contracting party. The bond expires on August 31, 2021.

•
On June 28, 2017, CorpBanca Administradora General de Fondos S.A. renewed the employee dishonesty insurance policy it had with Orion Seguros Generales S.A. The new policy is in effect from May 1, 2017 to April 30, 2018.

•
On August 14, 2017, CorpBanca Administradora General de Fondos S.A. replaced a performance bond issued by Banco Santander Chile, payable upon demand, for MCh$14, equivalent to UF500.00, originally issued in favor of Corporación de Fomento de la Producción on June 6, 2017, to guarantee faithful and timely performance of the obligations arising from the agreement to manage Portfolios, Committees and Funds, and payment of employment and social security obligations to employees of the contracting party, expiring August 30, 2021.

Itaú Corpbanca Corredores de Bolsa S.A.

•
To comply with articles 30 and 31 of Law 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities intermediary. The beneficiaries of this guarantee are its present or future creditors as a result of its brokerage operations. The performance bond is detailed as follows:

•	The subsidiary also has a comprehensive insurance policy to comply with Ruling No. 52 from Bolsa Electrónica de Chile.

The comprehensive insurance policy is detailed as follows:

•
The subsidiary established a pledge on its shares of Bolsa de Comercio de Santiago (Santiago Exchange) in favor of that company to guarantee compliance with its obligations arising from transactions carried out with other brokers. The amount of this pledge is MCh$14,533.

•	As of September 30, 2017, MCh$2,239 in cash and MCh$1,106 in financial instruments have been furnished as a guarantee to CCLV, Contraparte Central S.A.

•
The subsidiary has a performance bond as a representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee faithful and full compliance of our obligations as a Portfolio Manager.

The performance bond is detailed as follows:

Itaú Chile Administradora General de Fondos S.A.

During 2017, the Company took out performance bonds for UF 521,826 issued by Itaú Corpbanca for the funds it manages in order to guarantee faithful performance of its obligations to manage third-party funds and provide compensation for damages arising from failure to comply with Articles 226 and 227 of Law 18,045.

Note 21 - Equity
a.	Movements in capital and reserve accounts (attributable to Bank shareholders)

As of September 30, 2017 and December 31, 2016, the Bank's paid-in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

i.	Subscribed and Paid-in Shares

2017

As of September 30, 2017, the Bank's paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

2016

As of December 31, 2016, the Bank's paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

On March 22, 2016, Banco Itaú Chile's capital was increased by MCh$392,813, through the subscription of 710,477 of the bank's single-series shares with no par value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the "Transaction Agreement" signed on January 29, 2014.

ii.	Purchases and Sales of Bank Shares

As of September 30, 2017 and December 31, 2016, there were no purchase or sale transactions by the Bank involving its own shares.

iii.	Profit Distribution

2017

At the Annual General Meeting (AGM) of the shareholders of Banco Itaú Corpbanca on March 27, 2017, shareholders agreed to distribute MCh$618 in earnings, representing 30% of profit for the year 2016.1

2016

At the Annual General Meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

18 As of year-end 2016, interim dividends totaled MCh$1,029. Afterwards, at the AGM shareholders agreed to distribute a final dividend of 30% of profit for the year 2016, or MCh$618. The difference of MCh$411 was allocated to retained earnings.

Main Shareholders

For the periods ended September 30, 2017 and December 31, 2016, the Bank's main shareholders were:

As of September 30, 2017

(*) The interest held by the controlling group, Itaú Unibanco Holding S.A., increased to 36.06%, since it took control of CGB III Spa as of September 15, 2017.
(**) CorpGroup has an interest of 30.65%, which includes 182,125,023 shares of Saga under custody.

As of December 31, 2016

(*) The controlling group Itaú Unibanco Holding S.A. has a total interest of 35.71%.
(**) CorpGroup has an interest of 31.00%, which includes 182,125,023 shares of Saga under custody.

b.	Dividends

Dividends distributed by the entity are detailed as follows:

(*) This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú Corpbanca.

For the nine months ended September 30, 2017 and 2016, the Bank's diluted and basic earnings are detailed as follows:

c.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian Subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank's exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations.

Defined Benefit Obligation Reserve. Includes the effects of complying with IAS 19 Employee Benefits.

The following tables present movements in equity and income taxes attributable to the Bank's owners for the period ended September 30, 2017 and the year ended December 31, 2016:

d.	Reserves

This account is comprised of Other reserves not from earnings 19 of MCh$843,097 and Reserves from earnings of MCh$451,011. 20

e.	Retained Earnings from Prior Periods

Corresponds to profit for the year 2016 not distributed to shareholders of MCh$1,441.

19 The values presented in this account correspond to adjustments made as a result of the business combination between Banco Itaú Chile and Corpbanca.
20 From Banco Itaú Chile before merger.

f.	Non-Controlling Interest

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary's equity and profit for the period is detailed as follows:

The following table provides information on the non-controlling interest of the aforementioned company before consolidation elimination adjustments:

g.	Consolidated Comprehensive Income for the Period

Note 22 - Interest and Indexation Income and Expenses
This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Interim Statement of Income for the Period.

a.	For the nine months ended September 30, 2017 and 2016, interest and indexation income is detailed as follows:

b.	For the nine months ended September 30, 2017 and 2016, interest and indexation expenses are detailed as follows:

For the purposes of the Interim Consolidated Statement of Cash Flows, net interest and indexation income for the periods ended September 30, 2017 and 2016, amount to MCh$ (551,964) and MCh$(424,973), respectively.

Note 23 - Fee and Commission Income and Expenses
This account includes all commissions accrued and paid during the period, except those included in the effective interest rate of financial instruments. They consist primarily of:

a.	Fee and Commission Income:

This account includes financial income for the period from commissions generated by services provided by the Bank and its subsidiaries, mainly for:

b.	Fee and Commission Expenses:

This account includes expenses for commissions accrued during the period, mainly for:

Commissions earned for transactions with letters of credit are presented in the Statement of Income within "interest and indexation income".

Note 24 - Net Financial Operating Income
This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Interim Consolidated Statement of Income consists of the following concepts:

Note 25 - Net Foreign Exchange Transactions
This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

Note 26 - Credit Risk Provisions and Impairment

a.	Movements in credit risk provisions and impairment during the periods ended September 30, 2017 and 2016, are detailed as follows:

 (*) The amounts in the Interim Consolidated Statement of Cash Flows are detailed as follows:

Note 27 - Payroll and Personnnel Expenses

Payroll and personnel expenses for the periods ended September 30, 2017 and 2016, are detailed as follows:

Note 28 - Administrative Expenses

For the periods ended September 30, 2017 and 2016, administrative expenses are detailed as follows:

(*) This amount corresponds primarily to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Note 29 - Depreciation, Amortization and Impairment

a.	Amounts charged to profit and loss for depreciation and amortization during the periods ended September 30, 2017 and 2016, are detailed as follows:

b.	Impairment:

For the periods ended September 30, 2017 and 2016, impairment expenses are detailed as follows:

(1)
Impairment for technological obsolescence as a result of new regulations on ATMs (Decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

At each reporting date, Banco Itaú Corpbanca and its subsidiaries will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

The Bank has defined two CGUs: CGU Chile21 and CGU Colombia22. These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity can be identified independently. It is important to mention that these CGUs are consistent with the Bank's operating segments (See Note 4).

a)	Financial Assets

As of each reporting date, Banco Itaú Corpbanca and its Subsidiaries assess whether there is objective evidence that any financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated.

21 CGU Chile is comprised of Banco Itaú Corpbanca and its Chilean subsidiaries plus the New York branch.
22 CGU Colombia is comprised of Banco Itaú Corpbanca Colombia and all subsidiaries plus Itaú Corredor de Seguros S.A. (formerly Helm Corredor de Seguros S.A.)

Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measurable reduction in estimated future cash flows.

b)	Non-Financial Assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 Impairment of Assets, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The above also includes conducting impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year, in accordance with IAS 36. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Similarly, impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; goodwill acquired (generated) in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

a)	During the period, an asset's market value has declined significantly more than would be expected as a result of the passage of time or normal use.
b)	Adverse conditions in the technological, market, economic or legal environment.
c)	Increase in interest rates.
d)	Market value of equity lower than carrying amount.

Internal sources of information:

a)	Evidence of obsolescence of physical damage of an asset.
b)
Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.

c)	Decrease or expected decrease in an asset's performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset's revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset's revised carrying amount to its tax basis in accordance with IAS 12 Income Taxes.

Note 30 - Related Party Transactions

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm's length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company's management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company's bylaws or are justifiably identified by the directors' committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank's directors, managers and general representatives.

a.	Loans to Related Parties

As of September 30, 2017 and 2016 and December 31, 2016, loans to related parties are detailed as follows:

b.	Other Related Party Transactions.

For the periods ended September 30, 2017 and 2016, and December 31, 2016, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

(*) As of September 30, 2017, these companies are no longer considered related parties.

c.	Donations.

Note 31 - Fair Value Assets and Liabilities

This disclosure is based on the guidelines in Chapter 7-12 Fair Value of Financial Instruments from the SBIF and IFRS 13 Fair Value Measurement, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal23 or most advantageous24 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.
They are independent of each other, i.e. they are not related parties as defined in IAS 24 Related Party Disclosures, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.
They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.
d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.
Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

23 The market with the greatest volume and level of activity for the asset or liability.
24 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Group's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.
A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.
An entity's own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.
Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.
Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.
The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity's (i.e. the debtor's) own credit risk.

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value. The following table summarizes the fair values of the Bank's main financial assets and liabilities as of September 2017 and December 2016, including those that are not recorded at fair value in the Interim Consolidated Statement of Financial Position.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

a.  Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their carrying amount given their short-term nature. These items include:

•	Cash and due from banks.
•	Transactions pending settlement.
•	Payables from buyback agreements and securities lending.
•	Current accounts and other demand deposits.
•	Other financial obligations.

Factored receivables

The fair value of loans is determined using a discounted cash flow analysis. For mortgage and consumer loans, cash flows were discounted using the average effective placement rate for the last month of the period for each type of product. For commercial loans, cash flows were discounted using a risk-free interest rate adjusted for expected losses for credit risk based on each debtor's solvency. The credit risk adjustment is based on observed market variables and the Group's qualitative and quantitative credit risk methodologies in accordance with internal policy.

This methodology is applied to the following line items:

•	Loans and advances to banks.
•	Loans to customers.

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity's debt instruments are traded. Medium and long-term liabilities include:

•	Savings accounts and time deposits.
•	Borrowings from financial institutions.
•	Debt issued.

b.	Fair Value Measurement of Assets and Liabilities for Accounting Purposes (Recurring)

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading securities.
•	Financial assets available for sale.

Financial derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustment is known internationally as the counterparty risk adjustment, made up of the counterparty value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. The CVA adjustment is recorded periodically in the financial statements. As of September 30, 2017, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$(48,204), detailed as follows:

c.	Fair Value Hierarchy.

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

•
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows.

•
Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•
Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for period-end September 2017 and year-end December 2016.

d.	Transfers Between Level 1 and Level 2.

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2017.

During 2017 and 2016, no assets were transferred between levels 1 and 2.

e.	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•
Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of period-end in September 2017 and year-end in December 2016.

f.	Hierarchy for Remaining Assets and Liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of period-end September 2017 and year-end December 2016.

Note 32 - Risk Management
a.	Introduction:

As a result of its activities, the Bank and its subsidiaries are exposed to several types of risks mainly related to its loan portfolio and financial instruments.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank's activities.  The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank's main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels.  To accomplish this, a governance structure made up of various committees has been formed. These committees lay out behavioral guidelines for the Bank's associates and assist them in carrying out their functions related to controlling and managing the Bank's risks.

Audit Committee

The Audit Committee's objective is to monitor the efficiency of the Bank's internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and functioning of the Bank's internal controls, closely monitoring compliance with standards and procedures regulating its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank's board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank's Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors' Committee

The Directors' Committee's objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board's work more efficient through increased oversight of management's activities.

It is also responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and analyzing and issuing a report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board, which must read the report and approve or reject each respective transaction.

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company's decision-making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

This committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank's Board.

Executive Loan Committees

The Executive Loan Committee's objective is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also "ALCO") is the next highest body involved in managing the institution's financial policies.

The committee's main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Asset Laundering, Terrorism Financing and Bribery Prevention Committee

This committee's main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee's objective is to evaluate the status of critical processes that are directly related to the Bank's Operational Risk and Internal Controls, in accordance with current SBIF standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes.  It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee's main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization's spirit, philosophy and good business practices. Its purpose is also to ensure the application of the Standards Compliance Model, within the context of the definitions established by this committee, and acknowledge the work developed by the Operational Risk and Compliance Manager in this area, as well as adopt agreements for improving the control measures proposed.

Internal Auditing

Internal Auditing works independently from management and reports to the Board through the Audit Committee. It is responsible for independently evaluating the activities carried out by Itaú Corpbanca and subsidiaries, in order to allow management to assess the adequacy of controls, the effectiveness of risk management, the reliability of reporting and compliance with standards and regulations.

Code of Conduct and Market Information Manual

The objective is to continue progressing to become the best bank and have first-rate human capital.  All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients' trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

b.	Main Risks and Requirements Affecting the Bank and its Subsidiaries:

b.1 Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risk at the Bank.

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

•	Quantitative and Qualitative Disclosures about Credit Risk

For Itaú Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank's portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank's risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the Internal Auditing Area.

The credit risk areas are fully autonomous from the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.
Each credit risk area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk.  This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

Credit risk management is based on the following key elements:
•	Loan policies.
•	Loan approval processes.
•	Sound risk culture that is consistent with the Bank's strategy.
•	Regulatory and preventative outlook on risk.
•	Human resources with considerable expertise in loan-related decision making.
•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.
•	Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.
•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

The Bank's risk management tool divides its portfolio into the following categories:
•	Normal Risk Portfolio.
•	Substandard Portfolio
•	Default Portfolio.

Normal Risk Portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank's total sales.

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company's performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

The Rating and Asset Control Area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.
Co-signatures and guarantees represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximum Exposure to Credit Risk

The following table shows the Bank's maximum credit risk exposure by financial asset as of September 30, 2017 and December 31, 2016, for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank's favor. The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:
•	Machinery and/or equipment
•	Projects under construction, buildings with specific purposes and
•	urban plots or land.

For loans to individuals, the main guarantees are:
•	Houses
•	Apartments

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards.  The following table summarizes financial assets by credit quality:

b.2 Financial Risk

a.	Definition and Principles of Financial Risk Management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank's shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

a.1   Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books25. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.  The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

•	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the Trading Book.
•	Currency mismatches between assets and liabilities in the Banking Book.
•	Cash flow mismatches in different currencies.
•
Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank's income statement and equity. This effect is known as "translation risk".

•	Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. Unidad de Fomento (UF), Unidad de Valor Real (UVR) or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

•	Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

25 The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards.

The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book.

•	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

a.2) Liquidity Risk

Funding Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.
•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
•	the Bank to avoid fines or regulatory penalties for not complying with regulations.

a.3) Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty's inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

a.	Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

b.1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The Bank's Treasury Division serves as a first line of defense and plays an essential role in risk detection.  Itaú Corpbanca's structure facilitates this role of identifying risks by preserving the division's independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

b.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board and senior management are aware of the methods used to measure exposure and are responsible for setting the institution's desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity.  Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board.  It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

•	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.
•	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.
•
Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

•	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.
•
Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

•	Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books: The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 "Standards on measuring and controlling market risks in banking companies" of the Compendium of Financial Standards) and complemented by the SBIF (Chapter 12-21 "Standards on measuring and controlling market risks"), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory measurement of market risk in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the Credit Risk Weighted Assets; in no case may this sum be greater than the Bank's Regulatory Capital.

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits (SBIF C41 regulatory report). It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (SBIF C43 regulatory report).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of September 30, 2017 and December 31, 2016.

The regulatory risk measurement for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank's potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank's potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank's regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of September 30, 2017 and December 31, 201626:

Value at Risk (VaR)

•
Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank's uses a 99% confidence level and a time horizon of 1 day.

•
Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board and senior management define limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days.  The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation.

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

26 For year-end 2016, the C40 short-term limit is 30% of annual operating income.

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

•
It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank's case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

•	It does not consider intraday results, but only reflects the potential loss given current positions.
•	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking books.

•	Trading Book Positions by Risk Factor:
Trading Book positions as of September 30, 2017 and December 31, 2016, are detailed as follows:

Trading Book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or "FX", inflation and optionality) of the portfolios within the Trading Book. The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges. The currency positions in the Trading Book have limits for each currency.

•	Banking Book Positions by Risk Factor:

FX and Inflation Positions in Banking Book:

Foreign currency and inflation positions in the Banking Book (in MCh$) as of September 30, 2017 and December 31, 2016, are detailed as follows:

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect on the Bank's financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank's positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of September 30, 2017, greater ongoing exposure was concentrated in Colombian pesos (approximately MUS$ 1,000). The Bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency.  This methodology facilitates the detection of concentrations of interest rate risk over different time frames.  All positions in and outside the Statement of Financial Position must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following table shows the Banking Book Positions (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of September 2017 and December 2016.

The exposures presented are the present values resulting from:

•	Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.
•	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.
•	Discounting cash flows from items accounted for at market value at the market rate.

The following table summarizes the aforementioned exposures:

•	Sensitivity Analysis for Financial Risks

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms.  Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

The following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Interest Rate Scenarios - Chile (basis points – 0.01%)

Exchange Rate Scenarios - Chile

Interest Rate Scenarios - Chile (basis points – 0.01%)

Exchange Rate Scenarios - Colombia

The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect the Bank's Statement of Income as of September 30, 2017 and December 31, 2016:

Option Risk includes the (Vega) and Gamma volatility risks.

The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Banking Book as of September 30, 2017 and December 31, 2016.

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on profit and loss of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the board, definitions from the ALCO and the hedging policy. The ALM Division is responsible for designing and implementing strategies and the Financial Risk Management Division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators that are continuously monitored.

•	Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following regulatory and internal metrics are used to monitor and control liquidity risk:

Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: the same chapter (SBIF 12-20 "Management and Measurement of Liquidity Position") establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

•	30-day mismatches in consolidated and foreign currency: 100% of Core Capital.
•	90-day mismatches in consolidated currency: 200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the C46 regulatory report.

The use of the liquidity regulatory limit as of September 30, 2017 and December 31, 2016, is detailed as follows:

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF chapter 12-20, the Bank analyzes all on and off-balance-sheet items that contribute cash flows at their contractual maturity point.

Balances of the Bank's consolidated undiscounted contractual cash flows from financial assets and liabilities for the periods ended September 30, 2017 and December 31, 2016, are detailed as follows in MCh$:

The preceding tables present undiscounted cash flows from the Bank's assets (Notes 5 - 10) and liabilities (Notes 16 - 18) on the basis of maturity estimation models. The Bank's expected cash flows could vary as a function of changes in the variable that are used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the Bank uses the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank's case represent 72% and 28%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while the parent company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the "Basel III Committee on Banking Supervision" ("BIS III") that were adopted by the local Chilean regulator and the Brazilian Central Bank.

Deposits / Loans

Structurally, the Bank's liquidity can be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca's balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credit that the bank grants. This is a measurement of the reciprocity between the Bank's commercial activity and the stability of its funding.

Note1: loans are reported net of provisions

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank's pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are:

•	Assets that have been committed or received in guarantee.
•	Assets that an entity considers that it is restricted from using.

Available assets and investments adjusted for the delivery or receipt of guarantees for September 30, 2017 and December 31, 2016, are detailed as follows.

•	Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the institution's customers, including contracts with mitigating clauses, contracts with netting, contracts with CSA and with clearing houses, which receive differentiated treatment. The following table details the netting of these transactions:

(*) Clearing Houses: centralized counterparties that play the counterparty role for all participants
(*) Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions

Market values of derivatives that are reported in accounting do not reflect counterparty risk management using guarantees as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the Bank's corporate credit policies.

b.3) Monitoring and Governance of Financial Risks

The Board is the body in charge of the Bank's management. Its duties include defining the institution's strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly so that they reflect changes in the Bank's activities.  The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank's risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank.  This committee is assisted by the Internal Audit Department in its supervisory role.  Internal Audit performs regular and special reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank's governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring financial risk at the Bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions.

The Financial Risk Department is part of the Planning and Control Division. The other departments within this division include Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

The Corporate Treasury Division is charged with managing financial risk in the Bank's Trading and Banking Books.  In the Banking Book, this consists of managing inflation, interest rate and liquidity risk in the Bank's balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations.  The Trading Book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the Bank's funding structure is an important component of managing liquidity and interest rate risk within the Banking Book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank's financial risks (market and liquidity risk) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks, which are established in the respective policies.

The Bank's financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Financial Risk Management Principles

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.
•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.
•	Senior management establishes the guidelines for risk appetite, and
•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•
Daily Commission: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•
Proprietary Trading and Market Making Commission: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Asset and Liability Management Commission (ALM): Meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.
•	Liquidity and Market Commission: Meets biweekly to analyze management of funding liquidity risk.
•	Treasury Committee: Meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.
•
Asset-Liability Committee (ALCO): Meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•
Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

b.3 Capital Requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2017 and 2016, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank's capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank's Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, Regulatory Capital is determined based on Capital and Reserves or Core Capital, adjusted by:

•	adding subordinated bonds limited to 50% of Core Capital and,
•	subtracting the asset balance of goodwill and unconsolidated investments in companies.
•	adding non-controlling interest up to a maximum of 20% of Core Capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset.  There are 5 risk categories (0%, 10%, 20%, 60% and 100%).  For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent").  For weighting purposes, "credit equivalent" also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 "Equity for Legal and Regulatory Purposes" of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

As of year-end, the ratio of assets to risk-weighted assets is as follows:

Items presented at their credit equivalent risk value, as established in SBIF Chapter 121 "Equity for Legal and Regulatory Purposes."
(a)
Core capital is defined as the net amount that should be shown in the Consolidated Financial Statements as "equity attributable to equity holders of the Bank" as indicated in the Compendium of Accounting Standards.

(b)
Regulatory capital is equal to core capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of core capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of core capital, the amount that the sum exceeds that percentage will also be subtracted.

(c)	The consolidated core capital ratio is equal to core capital divided by total assets for capital purposes (includes items outside the Consolidated Statement of Financial Position).

(d)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of September 30, 2017, the Bank includes the following information within its management objectives, policies and processes:

•
In accordance with the SBIF's authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•
The shareholder agreement established "Optimum Regulatory Capital" for Itaú Corpbanca (Chilean Bank) or Corpbanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

•	The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,227,713 (MCh$3,173,516 as of December 2016).

In terms of regulatory ratios, the Bank closed the 2017 period with a ratio of core capital to total assets of 10.27% (9.95% in December 2016), while the Basel Index (regulatory capital to total risk-weighted assets was 14.42% (14.02% in December 2016).
b.4 Operational Risk
a.	Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.
b.	Structure

In line with its business strategy, Banco Itaú Corpbanca has assigned operational risk management to the Operational Risk and Compliance Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan includes its own activities and others agreed with the Parent Company to comply with regulatory requirements. Time and available resources are distributed based on the organization's objectives and size. This Division reports to the Corporate Risk Division, which in turn reports to the Bank's Chief Executive Officer.

In the Bank's corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (most importantly the Basel standards) and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.

Banco Itaú Corpbanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring that corporate guidelines are followed. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish this, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this operational risk management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.

Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment.

The stages and main activities of our methodology are:
Identifying risks:
•	Mapping processes.
•	Identifying risks and controls associated with processes, products, projects.
•	Identifying internal and external rules and regulations.
•	Recording operating losses.

Prioritizing and responding to risks:
•	Evaluating events.
•	Evaluating internal and external rules and regulations.
•	Classifying controls (SOX).
•	Evaluating business impacts of contingencies using a business impact analysis (BIA).
•	Corporate and regulatory self-assessment.
•	Defining the response to risk.
•	Mitigating and controlling crisis situations.

Monitoring:
•	Monitoring the internal control environment (performing walk-throughs and testing).
•	Defining and implementing risk indicators
•	Monitoring indicators and controls.
•	Assisting with implementation of actions plans to mitigate audit comments and risk events.

Reporting:
•	Management reports to the Bank's senior management and committees.
•	Coordinating committees and commissions on operational risk, compliance, information security, continuity, crisis management and the prevention of money laundering.
•	Management reports to parent company.

c.	Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

•	Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;
•
Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

•	Generate effective internal reports on matters related to operational risk management, with scaling;
•	Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In terms of training and awareness, the Bank continues to reinforce a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; to carry out the yearly program "more security" for all associates and to provide orientation programs for new employees.
Lastly, it continues to apply the Sarbanes-Oxley (SOX) methodologies for its main products and processes, which is certified each year by our independent auditors, PricewaterhouseCoopers (PwC).

Note 33 - Subsequent Events

ITAU CORPBANCA

Acquisition of Recuperadora de Crédito Ltda

On October 2, 2017, Recaudaciones y Cobranzas S.A., a subsidiary of Itaú Corpbanca, purchased 100% of Recuperadora de Créditos Limitada, a company controlled by Itaú Chile Inversiones, Servicios y Administración S.A., which resulted in its absorption by the former subsidiary, which will be the legal successor for all purposes. The corporate purpose of the company Recuperadora de Créditos Limitada was to provide legal and/or out-of-court collections services for loans. From the date of the acquisition, these services will be provided by Recaudaciones y Cobranzas S.A., which will be now be called Itaú Corpbanca Recaudaciones y Cobranzas S.A.

SBIF Ruling

On October 23, 2017, the Bank received notice from the SBIF-appointed investigator that the SBIF was filing charges against Itaú Corpbanca for the transactions referenced in Note 3 c) of these financial statements. The Bank has 20 business days to present its defense, notwithstanding other resources permitted by law.

Other Subsequent Events

Between January 1 and October 24, 2017, the date of issuance of these Interim Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Milton Maluhy Filho
Chief Accountant	Chief Executive Officer

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